P.E. 2/19/02

[redacted]

02014990

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of February 19, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated February 19, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA RECOMMENDS VOTE IN FAVOR OF APPROVING CAPITAL INCREASE

WARSAW, Poland -- February 18, 2002 -- Netia Holdings S.A. (Nasdaq: NTIA, WSE: NET), Poland's largest alternative fixed-line telecommunications services provider, today announced that its Management Board recommends that the Company's shareholders vote in favor of the resolutions to be proposed at the February 19, 2002 Extraordinary General Meeting of Shareholders to approve a capital increase and other corporate actions to be taken in connection with the Company's proposed restructuring. The full text of the Management Board Opinion and Recommendation is attached to this press release.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at September 30, 2001, had connected 343,634 active subscriber lines, including 93,713 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

ANNEX

Warsaw, February 18, 2002

MANAGEMENT BOARD'S OPINION AND RECOMMENDATION

The Management Board of Netia Holdings S.A. (the "**Company**") has convened an Extraordinary General Meeting of Shareholders of the Company for February 19, 2002 (the "**Meeting**") at which it proposes to increase the Company's share capital by issuing up to 600,000,000 ordinary series "H" bearer shares without pre-emptive rights. In addition, the Management Board proposes to give the Management Board the right, over a period of three years, to increase the Company's share capital by an amount equal to three-fourths of the Company's current share capital (*i.e.*, by a maximum of PLN 141,386,274 (one hundred and forty one million, three hundred and eighty six thousand and two hundred and seventy four)) with the ability to limit or exclude shareholders' pre-emptive rights, if approved by the Company's Supervisory Board.

The Management Board hereby submits its opinion and recommendation in respect of the contemplated increases of the Company's share capital and the exclusion of the pre-emptive rights of the Company's existing shareholders with regard to series "H" shares, as required by Article 433 § 2 of the Commercial Companies Code, and amendments to the Company's Statute concerning authorizing the Management Board to limit or exclude the pre-emptive rights of the current Company's shareholders with respect to the shares to be issued within the authorized capital upon receiving the Supervisory Board's approval, as required by Article 447 § 1 of the Commercial Companies Code.

On December 18, 2001, the Company's shareholders resolved, as required under the Polish Commercial Companies Code in response to the Company's financial statements, that the Company should continue its business activities. Accordingly, the Management Board made an assessment regarding the Company's ability to continue as a going concern. As a result of this assessment, the Management Board has undertaken various actions related to reducing the Company's capital and operating expenditures, including a reduction of the Company's workforce by approximately 10%, and obtaining additional funding for the Company. The decision of the shareholders to continue the operations of the Company, and the efforts of the Management Board to conserve the Company's cash and other financial resources, have not resolved the issue of a shortage of funding for the Company.

On November 8, 2001 the Company commenced tender offers for the outstanding series of high yield notes issued by its finance subsidiaries and guaranteed by the Company. On December 7, 2001 the tender offers expired after failure to meet minimum tender conditions. Following the Company's failure to make interest payments on certain of the notes and the application of cross-default provisions, an "event of default" has occurred under the indentures governing each series of notes.

Taking into consideration the above factors, the Management Board believes that in order to be able to continue its operations the Company must significantly reduce its debt. In the Management Board's view, the only viable way to so reduce the Company's debt is to increase the Company's share capital in order to offer the newly issued shares to most, if for practical reasons not all, of the Company's creditors.

Although the negotiations with creditors concerning a restructuring of the Company's balance sheet are not yet finalised, and the Management Board cannot guarantee any definite outcome, the Management Board believes that the approval of an increase in the Company's share capital would have a positive impact on the process. In early January, the Company began meeting with a committee of noteholders (the "**Committee**") representing more than a majority of the amount of high yield notes outstanding. These discussions have led to the proposal by the Committee of a negotiated term sheet setting forth terms of a restructuring (the "**Term Sheet**"). The Term Sheet does not represent a binding agreement between the Company and the noteholders. Therefore, negotiations are continuing with the goal of executing restructuring agreements in the near term. In connection with these discussions, the Company has also been negotiating with its swap counterparties to reach agreements on terms similar to those contained in the Term Sheet.

The basic terms currently proposed in the Term Sheet are as follows. The noteholders and swap counterparties (together, the "**Restructuring Creditors**") would receive shares in the Company representing 92.5% of the Company's post-restructuring share capital. The Restructuring Creditors would also receive an aggregate of EUR 50 million of new senior secured notes issued by a Dutch finance subsidiary of the Company and guaranteed by the Company and its significant subsidiaries. The existing shareholders of the Company would be issued warrants, with exercise prices based on a pre-restructuring value of the Company and its subsidiaries of EUR 400 million, exercisable into 10% of the post-restructuring share capital. The issue of warrants in connection with the proposed restructuring will require an additional Extraordinary General Meeting of shareholders. Cash on hand would be retained by the Company and the Company's trade creditors would be paid in full as their claims became due and payable. The Term Sheet also provides for a key employee cash bonus plan and a stock option plan covering 5% of the post-restructuring shares.

The Term Sheet has been approved by the Management Board and recommended by it to the Company's Supervisory Board. After the Management Board's approval and recommendation, the Supervisory Board and the Management Board became aware that the Company's major shareholders, Telia and Warburg Pincus, have presented a counterproposal to the Committee. This counterproposal was received over the weekend. The Management Board was informed that, in the time available, the Committee has not yet responded to the counterproposal although it is actively considering it. The major difference between the Term Sheet and this counterproposal is that the counterproposal would give existing shareholders 9.5% of the post-restructuring share capital and warrants exercisable into 15% of such shares at the volume weighted average share price for 30 consecutive trading days one month following the restructuring. In light of the on-going discussions between the Company's major shareholders and the noteholders, the Supervisory Board has not yet acted on the Term Sheet. For the same reason, the Supervisory Board does not express an opinion as to whether the resolutions should be voted on at the Meeting or if the Meeting should be closed. There can be no assurance that Supervisory Board approval of the Term Sheet will be attained or that the Term Sheet will not change prior to the signing of definitive agreements.

Taking into account the above factors, the exclusion of the pre-emptive rights of the current Company's shareholders for the series "H" shares and possible exclusion or limitation of the pre-emptive rights of the current Company's shareholders for the shares to be issued within the authorized capital are commercially justified and in the best interests of the Company, as well as of the different groups of its shareholders.

The Management Board, subject to the final approval of the Company's Supervisory Board, is authorized to determine the issue price of the series "H" shares and shares to be issued by the Management Board within the authorized capital. The issue price of the Company's shares will be determined based on various economic and legal factors during the period when the issuance of various series of the Company's shares is to be carried out, including the market price of the Company's shares and terms and conditions of the arrangement to be concluded with the noteholders.

The Management Board therefore recommends that shareholders vote for all resolutions in the form presented by the Management Board in as much as equity will need to be issued in connection with any foreseeable restructuring.

THE MANAGEMENT BOARD
OF NETIA HOLDINGS S.A.

Kjell Ove-Blom	Mariusz Chmielewski
Ewa Don-Siemion	Avraham Hochman
Mariusz Piwowarczyk	Dariusz Wojcieszek

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance